January 13, 2026

Paul Grinberg
Chief Executive Officer
Mountain Lake Acquisition Corp. II
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

       Re: Mountain Lake Acquisition Corp. II
           Registration Statement on Form S-1
           Filed November 26, 2025
           File No. 333-291833
Dear Paul Grinberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jessica Yuan